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SEC FILE NUMBER
001-13927

CUSIP NUMBER
125965103

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
Commission File Number: 001-13927
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	May 6, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
CSK Auto Corporation

Full Name of Registrant

Former Name if Applicable
645 E. Missouri Ave. Suite 400

Address of Principal Executive Office (Street and Number)
Phoenix, Arizona 85012

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
CSK Auto Corporation (the “Company”) will not be able to file its Quarterly Report on Form 10-Q (“First Quarter 10-Q”) for the quarterly period ended May 6, 2007 (“first quarter fiscal 2007”) by June 15, 2007, the prescribed due date, because substantial internal and external resources were devoted to the Company’s Audit Committee-led accounting investigation conducted in fiscal 2006 and the financial statement restatement described in its Annual Report on Form 10-K for the fiscal year ended January 29, 2006 (the “2005 10-K”), which was filed on May 1, 2007. The Company’s accounting resources are currently devoted to completing its Annual Report on Form 10-K for the fiscal year ended February 4, 2007 (the “2006 10-K”) and its Quarterly Reports on Form 10-Q for the first three quarters of fiscal 2006 (the “2006 10-Qs”), which have not yet been filed. The Company cannot complete its fiscal 2007 First Quarter 10-Q until it completes its fiscal 2006 10-K and 10-Qs. The Company intends to file the First Quarter 10-Q as promptly as practicable, but does not expect that such filing will be made by its June 20, 2007 extended deadline.

Additional information with respect to the Audit Committee-led investigation and financial statement restatement is included in the Company’s 2005 10-K. The Company has not yet completed its assessment of internal control over financial reporting as of February 4, 2007; however, management expects to conclude that the material weaknesses that existed as of January 29, 2006 disclosed in the 2005 10-K continue to exist as of February 4, 2007, although remediation efforts have been initiated as to a number of such material weaknesses.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Randi V. Morrison	(602)	631-7139
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

As of the date of this filing, the Company has not filed its:
2006 Form 10-K.
Quarterly Report on Form 10-Q for the period ended October 29, 2006.
Quarterly Report on Form 10-Q for the period ended July 30, 2006.
Quarterly Report on Form 10-Q for the period ended April 30, 2006.
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report a substantial decrease in operating income and net income for fiscal 2006 compared to fiscal 2005. The favorable effect on earnings resulting from an increase in net sales and gross profit in fiscal 2006 was more than offset by higher store operating costs as a result of more stores in fiscal 2006 than fiscal 2005, Audit Committee-led accounting investigation and restatement-related expenses, and the higher interest expense and refinancing costs we incurred in fiscal 2006 associated with our 2006 refinancing.

Net sales in fiscal 2006 were $1,909 million, a 15.6% increase over fiscal 2005 net sales of $1,651 million. CSK Auto, Inc., the Company’s wholly-owned subsidiary, acquired Murray’s Inc. and its subsidiary, Murray’s Discount Auto Stores, Inc. (collectively herein, “Murray’s”) on December 19, 2005. Therefore, fiscal 2006 includes a full year of Murray’s stores’ sales compared to six weeks of Murray’s stores’ sales in fiscal 2005. The net sales increase year over year is attributable to the net sales from the acquired Murray’s stores, one additional week of sales in fiscal 2006 compared to fiscal 2005 and the opening of 55 net new stores in fiscal 2006. Comparable store sales declined approximately 1.5% in fiscal 2006 compared to fiscal 2005.

Our operating profit declined in fiscal 2006 as compared to fiscal 2005. The decline was primarily due to: (i) approximately $26 million in legal, accounting consultant and audit fees related to the Audit Committee-led accounting investigation and restatement of our prior period consolidated financial statements included in our 2005 10-K; (ii) the decrease in total comparable store net sales compared to fiscal 2005; and (iii) increased fixed operating costs associated with the acquired Murray’s stores and our 55 net new stores. The increases in store operating costs and legal and accounting costs exceeded our gross profit increase attributable to the increase in net sales.

Our inability to timely file our prior period financial statements resulted in the refinancing of a significant portion of our debt and termination of our interest rate swap agreement. As a result, interest expense increased from $33.6 million in fiscal 2005 to $48.8 million in fiscal 2006. We incurred a loss on debt retirement of $19.6 million in fiscal 2006 compared to a loss on debt retirement of $1.6 million in fiscal 2005.

During the first quarter of fiscal 2007, we expect to report an increase of 1.7% in total net sales compared to the first quarter of fiscal 2006, consisting of a decrease of 0.5% in retail sales offset by an increase of 12.6% in commercial sales. Except as set forth, any other significant changes in results of operations between the first quarter of fiscal 2007 and the first quarter of fiscal 2006 are not yet determinable as we are currently in the process of completing our 2006 filings.

Our fiscal 2007 net income and operating profit will continue to be adversely impacted by: (a) costs and fees associated with the restatement process that preceded the filing of our fiscal 2005 10-K, the SEC investigation of the matters identified in the Audit Committee-led investigation and the securities class action and derivative proceedings, all as further described in our 2005 10-K; (b) costs and fees associated with the preparation of the 2006 10-K, which we expect to be less than those associated with the preparation of our 2005 10-K but still more than are typical for the Company; (c) increased interest costs associated with our fiscal 2006 refinancing transactions; and (d) the continuation of our fixed costs associated with operating new stores exceeding the gross profit attributable to the modest increase in total net sales. The Company expects to open approximately 45-50 net new stores in fiscal 2007. The Company opened nine new stores and closed five stores in the first quarter of fiscal 2007.

On June 11, 2007, we entered into a third waiver to our senior credit facility that extended the then current waiver relating to the delivery thereunder of our delinquent periodic SEC filings and related financial statements until the earliest of (i) August 15, 2007, (ii) the filing with the SEC of all such delinquent SEC filings up to and including our form 10-Q for the first quarter of fiscal 2007, and (iii) the first date on which an event of default has occurred under the 6 3/4% Notes and any applicable grace period that must expire prior to acceleration of such Notes has expired. When the Company renegotiated the terms of its 4 5/8% (now 6 3/4%) senior exchangeable notes in June 2006, we obtained an exemption until June 30, 2007 with respect to the covenant relating to the need to file and deliver to the trustee of such notes our periodic SEC filings. If we have not so filed and delivered all of our periodic SEC filings that are delinquent by June 30, 2007 and a notice of default is given to the Company by the trustee for such notes or by holders of 25% of the notes at the earliest possible date, a default will occur under that indenture that would entitle the holders of the 6 3/4% Notes to accelerate the payment of their notes no sooner than August 31, 2007. We do not expect to be able to file all of our late periodic SEC filings by June 30, 2007, and if that occurs, we will be in default under the terms of the supplemental indenture for the 6 3/4% Notes. We do, however, expect to be able to complete all such filings by August 15, 2007, which is within the 60 day period following such a default and prior to the holders of the 6 3/4% Notes having the right to accelerate their Notes.

The foregoing reflects the Company’s views about its financial condition, performance and other matters that may be deemed forward-looking statements within the meaning of the federal securities laws. You can find many of these statements by looking for words such as “may,” “will,” “expect,” “anticipate,” “believe,” “estimate,” “should,” “continue,” “predict,” “preliminary” and similar words used herein. These forward-looking statements are subject to the safe harbor protection provided by federal securities laws. These forward-looking statements are subject to numerous risks, uncertainties and assumptions. These risks and uncertainties include, but are not limited to, the results and effect of the Company’s review of its accounting practices, any potential Securities and Exchange Commission or New York Stock Exchange inquiry with respect to the potential adjustments or the Company’s accounting practices, the ability of the Company to file its periodic reports, the impact on the Company’s business and the risks detailed from time to time in the Company’s periodic filings under the Securities Exchange Act of 1934. Because the statements are subject to risks and uncertainties, actual developments and results may differ materially from those express or implied by the forward-looking statements. Readers are cautioned not to place undue reliance on the statements, which speak only as of the date hereof.

CSK Auto Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	June 18, 2007	By	/s/ James B. Riley

James B. Riley
Senior Vice President Chief Financial Officer
ATTENTION
Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).